Steven F. Carman
Partner

4801 Main Street, Suite 1000
Kansas City, MO 64112
Direct: 816.983.8153
Fax: 516.983.8080
steve.carman@huschblackwell.com

July 2, 2024
Eileen M. Smiley
Securities and Exchange Commission Division of Investment Management 100 F. Street, NE Washington, DC 20549

Re:  Six Tortoise Closed End Funds (collectively, the “Funds”)

Dear Ms. Smiley:

We appreciate the time you spent with us on the phone on Friday, June 28.  This letter attempts to reflect the comments you provided on the preliminary proxy filed by the Funds on June 21 (the “Preliminary Proxy”).  In this response letter, I have repeated what I understood to be your comments and have separately provided the response of the Funds to each of those comments.  Please let me know if we misunderstood any of the comments.

Comment 1.  Please supplementally advise whether any of the Funds, the advisor of any Fund, or any affiliate of any Fund have entered into a standstill agreement with any third party relating to any matter addressed in the Preliminary Proxy.

Response:  There is no such agreement.

Comment 2.          The third bullet point in the Letter to Stockholders ends with the phrase “if properly presented at the meeting;” The fourth bullet point in that Letter does not end with that phrase.  Please explain the difference.

Response:  The phrase cited above was inadvertently omitted from the fourth bullet point. For clarity, the phrase “if properly presented at the meeting in accordance with federal proxy rules” is now included at the end of the third, fourth and fifth bullet points in the Letter to Stockholders in the revised preliminary proxy filed today.

Comment 3.          Because there are non-routine matters covered in the Preliminary Proxy, please explain how the grant of authority (as noted initially in the fifth bullet point of the Letter) to vote on matters that “including the adjournment or postponement thereof” is consistent with New York Stock Exchange Rule 452.

Response: The reference to a vote on adjournment has been deleted, due to the ability of the Chair to adjourn or postpone the meeting without a separate vote under each Funds’ Bylaws. The remaining language has been revised to appropriately indicate that this is meant only to be a reference to the discretionary voting authority provided to direct proxy holders for voting on matters for which appropriate advance notice has not been received by the registrant (i.e., SEC Rule 14a-4(c)(1)) in the fifth bullet point and throughout the revised preliminary proxy filed today. We have noted similar language in a recently filed DEFC14A solicitation by another fund (the Nuveen New York AMT-Free Quality Municipal Income Fund, filed June 20, 2024).  We believe this statement to be a fairly standard means of referring to the Rule 14a-4(c)(1) discretionary voting authority of the Company’s direct proxy holders, as opposed to broker-dealers (who would not be expected to be present to react to additional proposals raised from the floor at the Annual Meeting in any event).  We also believe this approach is consistent with NYSE Rule 452.

Securities and Exchange Commission
July 2, 2024

Comment 4.          Please identify the party whose phone number is listed at the end of the last paragraph on the first page of the Letter to Stockholders.

Response: The phone number shown is answered by the client relations department for the advisor to the Funds, and the revised preliminary proxy filed today has been changed to reflect that fact.

Comment 5.          The next to last paragraph above the signature block in the letter to stockholders implies that the vote at the annual meeting is important only because of the notice from the Nominating Stockholder.  Please revise the information to either move the reference or to more broadly cover other issues to be voted on at the meeting.

Response.          We have revised the paragraph to make clear the importance of voting at the annual meeting applies to all issues raised.

Comment 6.          Please revise the Preliminary Proxy to inform stockholders of the consequence of submitting a gold proxy card if that proxy card does not provide an opportunity to vote on all of the issues on which stockholders of NDP will have the opportunity to vote at the annual meeting.

Response:  The language has been revised as requested in the supplemental disclosure for NDP stockholders following the signature block of the stockholder letter, and similar language has been included in several other locations in the revised preliminary proxy filed today to provide clarity to the stockholders of NDP with regard to using the gold proxy card if the Nominating Stockholders choose not to solicit proxy authority for all agenda items. Since NDP is the only fund potentially affected by this issue, this supplemental disclosure is directed to NDP stockholders in each instance.

Comment 7.  In the “Answers to Important Questions” section of the Preliminary Proxy, please revise the answer to the question “How can I vote?” to address the consequences of using the gold proxy card for NDP.

Response:  The answer to this question has been revised as requested by adding supplemental disclosure for NDP stockholders that is consistent with the revision made pursuant to Comment 6 above.

Securities and Exchange Commission
July 2, 2024

Comment 8.          In the section answering the question “How will my shares be voted if I return the accompanying white proxy card?”, please revise the language at the end of the second paragraph, concerning adjournment to ensure compliance with NYSE Rule 452 (or otherwise explain how this language is compliant with that rule).

Response:  This language has been revised as discussed in our response to Comment 3 above.

Comment 9.          The answer to the last question to this section of the Preliminary Proxy should be revised to reflect the ability of a stockholder to vote on matters that are not covered by a gold proxy card.

Response:  The answer to the last question of this section has been revised as requested.

Comment 10.          In the Notice of Annual Meeting, please explain what is meant by the phrase “if properly presented at the meeting” that is used for item 3 and item 4.

Response:  The language in those two items has been revised to make clear that proper presentation means as required by the federal proxy rules.

Comment 11.          Consistent with our comment above, please explain how item 5 is consistent with NYSE Rule 452 or amend the language accordingly.

Response:  The language of Item 5 (now Item 6, following addition of the Bulldog Proposal for NDP as discussed), has been revised as discussed in our response to Comment 3 above.

Comment 12.          In the section titled “Proposal One”, please revise the third sentence of the fifth paragraph as it relates to the capabilities of Messrs. Gliksberg and Morris. Similarly, either provide the basis for the belief expressed about the interest of Mr. Morris or delete that sentence.

Response: The language has been revised as requested.

Securities and Exchange Commission
July 2, 2024

Comment 13.          In the table under the heading “Director and Officer Compensation” on page 13 of the Preliminary Proxy, please complete the columns currently left blank.

Response:  The table has been revised as requested.

Comment 14.          Please revise the discussion in the paragraph titled “Required Vote” on page 14 of the Preliminary Proxy to both note that broker non-votes will not count toward meeting the quorum requirement and explain compliance with NYSE Rule 452 as to abstentions and broker non-votes.

Response:  The language has been revised as requested to reflect the expectation that broker non-votes will not be a factor for NDP stockholders. We note that, since none of the other five funds participating in the joint Annual Meeting are the subject of a contested solicitation, and each such fund will be providing a separate form of proxy card covering only those agenda items applicable to its own stockholders, we do not expect this issue to apply to any of the funds other than NDP.

Comment 15.          In the third paragraph on page 20 of the Preliminary Proxy, please reconsider or explain use of the term “extracting.”

Response:  The language has been revised as requested.

Comment 16.          Please revise or explain the basis for the statement in the third paragraph on page 20 that “the individuals that such an arbitrageur nominates to serve as directors may very well resign after a single term.”

Response:  The referenced statement has been deleted from the revised Preliminary Proxy.

Comment 17.          In the fourth paragraph on page 20 of the Preliminary Prospectus, please revise or explain the basis for the statement that active stockholders “may have narrow interests that are not shared by their other long-term investors.”

Response:  The referenced statement has been deleted from the revised Preliminary Proxy.

Comment 18.          In the third paragraph on page 21 of the Preliminary Proxy, please revise the third sentence to make clear that the 1940 Act only requires that a majority of the members of the Board of Directors be independent of the advisor to a Fund (i.e., “disinterested”).

Response:  The language has been revised as requested.

Securities and Exchange Commission
July 2, 2024

Comment 19.          In the fourth paragraph on page 21 of the Preliminary Prospectus, please delete or define the term “manipulative”.

Response:  The language has been revised as requested.

Comment 20.          The Staff objects to the use of quotations from the Investment Company Institute Fact Sheet in a manner that could be interpreted as implying that the Investment Company Institute should be included on the Preliminary Proxy as a participant in the solicitation.  Accordingly, please revise the references to the Investment Company Institute and the information cited from its materials to make clear that the Investment Company Institute is not a participant in this proxy solicitation, to make clear that the Investment Company Institute is funded by the investment industry, and to reflect, if true, the Boards acceptance of information referenced from the study and the Board’s resulting conclusions.

Response:  The language has been revised as requested.

Comment 21.          In the last paragraph on page 22 of the Preliminary Prospectus, either revise the language concerning broker non-votes or explain how the language complies with NYSE Rule 452.

Response:  The language has been revised as reflected in our response to Comment 14 above.

Comment 22.          On page 24 of the Preliminary Prospectus, please revise or provide a source for the statement “a subset of primarily three activist investors – one of which is Bulldog.”

Response:  The language has been revised as requested.

Securities and Exchange Commission
July 2, 2024

Comment 23.  On page 26 of the Preliminary Prospectus, please revise the language to reflect that abstentions and broker non-votes will not be counted for purposes of determining quorum.

Response:  The language referred to in this comment relates only to the Bulldog proposal submitted to TPZ.  TPZ is one of the five funds participating in the joint Annual Meeting that, as noted in our response to Comment 14 above, is not the subject of a contested solicitation and will be providing a separate form of proxy card covering only those agenda items applicable to its own stockholders.  Accordingly, we do not expect this issue to apply to TPZ.  We also note that, as previously discussed, the revised preliminary proxy statement being filed today adds a new item for NDP stockholders only concerning the Bulldog proposal received by NDP (which is nearly identical to the Bulldog proposal for TPZ stockholders that was included in the preliminary proxy statement reviewed by the Staff).  Since NDP is the subject of a contested solicitation, we have revised the language of the parallel discussion under the subheading “Required Vote and Directors’ Recommendation” in the discussion of the Bulldog Proposal 4 for NDP as requested to reflect the expectation that broker non-votes will not be a factor for NDP stockholders, consistent with our response to Comment 14 above.

Comment 24.          On page 27 of the Preliminary Proxy, please explain how the last sentence is compliant with NYSE Rule 452.

Response:  This language has been revised consistent with our response to Comment 3 above.

Comment 25.          On page 36 of the Preliminary Proxy, please explain the solicitation activities to be undertaken by EQ.

Response:  The information requested has been included in the revised preliminary prospectus filed today.

Comment 26.  Please revise the heading concerning future stockholder proposals and nominations to note that such discussion relates to the 2025 annual meeting.

Response:  The language has been revised as requested.

As we discussed in our telephone conversation Friday afternoon, the Funds are eager to finalize this proxy and meet the timeline set for the annual meeting.  Accordingly, we would appreciate your feedback at your earliest convenience.  Should you have any questions or additional comments, please contact the undersigned.

Sincerely, /s/ Steven F. Carman Steven F. Carman

SFC: alh